UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2009

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☑

TABLE OF CONTENTS

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE MAILED TO EQUITY SHAREHOLDERS AND ADS HOLDERS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE MAILED TO EQUITY SHAREHOLDERS AND ADS HOLDERS

This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2009 (attached as Exhibit 99.1), the Notice of the Annual General Meeting of the Shareholders dated May 2, 2009 (attached as Exhibit 99.2), and the Form of Voting Card (attached as Exhibit 99.3), each of which has been mailed to holders of our Equity Shares between May 20, 2009 and May 26, 2009. Also included in this Form 6-K is the Depositary's Notice of the Annual General Meeting of the Shareholders (attached as Exhibit 99.4) and the Form of Proxy Card (attached as Exhibit 99.5), each of which will be mailed to holders of our American Depositary Shares on or about May 28, 2009.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan

S. Gopalakrishnan
Date: May 26, 2009	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Annual Report for fiscal year ended March 31, 2009
99.2	Notice of Annual General Meeting dated May 2, 2009
99.3	Form of Voting Card
99.4	Depositary's Notice of Annual General Meeting
99.5	Form of Proxy Card